EXHIBIT 99.6

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3 Canada

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Ballard Power Systems Inc.

We consent to the use of our report dated February 7, 2006 included in this annual report on Form 40-F.

We also consent to the use of our report dated February 7, 2006 related to “Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference” included on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (Nos. 333-104193, 333-102364, 333-99077, 333-98009, 333-97561, 333-97559, 333-89414, 333-89088, 333-89064, 333-108775, 333-11771) on Form S-8 of Ballard Power Systems Inc.

Chartered Accountants

Vancouver, Canada
February 7, 2006

KPMG LLP a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.